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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                                Amendment No. 4
                                      To
                                SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to Section 14(d)(4) of the Securities Exchange Act of 1934

                               ----------------

               CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                           (Name of Subject Company)

               CHICAGO AND NORTH WESTERN TRANSPORTATION COMPANY
                     (Names of Person(s) Filing Statement)

                    Common Stock, Par Value $0.01 Per Share
                        (Title of Class of Securities)

                                  167155 10 0
                     (CUSIP Number of Class of Securities)

                               ----------------

                                ROBERT SCHMIEGE
         Chairman of the Board, President and Chief Executive Officer
               Chicago and North Western Transportation Company
                            165 North Canal Street
                         Chicago, Illinois  60606-1551
                                (312) 559-7000
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) filing Statement)

                               ----------------

                                With a copy to:
                             PAUL J. MILLER, ESQ.
                         Sonnenschein Nath & Rosenthal
                               8000 Sears Tower
                           Chicago, Illinois  60606
                                (312) 876-8074

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     This Amendment supplements and amends as Amendment No. 4 the Solicitation/
Recommendation Statement on Schedule 14D-9, originally filed on March 23, 1995 and amended by Amendment No. 1 thereto filed on March 30, 1995, Amendment No. 2 filed on April 3, 1995 and Amendment No. 3 filed on April 7, 1995 (the "Schedule 14D-9), by Chicago and North Western Transportation Company, a Delaware corporation (the "Company"), relating to the tender offer by UP Rail, Inc. (the "Purchaser"), a Utah corporation and an indirect wholly-owned subsidiary of Union Pacific Corporation, a Utah corporation ("Union Pacific"), initially disclosed in a Tender Offer Statement on Schedule 14D-1, dated March 23, 1995, to purchase all of the outstanding shares of common stock, par value $.01 per share (the "Shares"), of the Company at $35 per Share, net to the sellers thereof in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 23, 1995 (the "Offer to Purchase"), and the related Letter of Transmittal. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Schedule 14D-9.

Item 8. Additional Information

     Item 8 of the Schedule 14D-9 is hereby supplemented by adding the following information:

     On April 6, 1995, the ICC served an order, effective on the same day, directing the Company to execute and deliver, before or at the time of the consummation of the common control of the Company's and Union Pacific's railroad subsidiaries, certain amendments to agreements, previously entered into between predecessors of CNW Railway and Soo, which provide, among other things, for the admittance of third party carriers to certain joint facilities operated by the CNW Railway and Soo. These amendments are intended to effectuate the condition in favor of Soo that was granted by the ICC in its decision served March 7, 1995. A copy of such order is attached hereto as Exhibit 99.39 and incorporated herein by reference.

     In addition, on April 6, 1995, Union Pacific issued a press release announcing that, among other things, the ICC had set the final terms of the previously imposed condition in favor of Soo to Union Pacific's exercise of control over the Company's railroad subsidiaries. Union Pacific announced that upon execution of the amendments referred to above, Union Pacific will have ICC authority to exercise control over the Company, including the purchase of Shares in the Offer and the Merger.

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Item 9. Material to be Filed as Exhibits

     Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following information:

     Exhibit 99.39 - Order of ICC, served April 6, 1995, setting the final terms of a previously imposed condition to Union
     Pacific's exercise of control over the Company's railroad subsidiaries.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                CHICAGO AND NORTH WESTERN
                                TRANSPORTATION COMPANY

                                By: /s/ RONALD J. CUCHNA
                                    -----------------------

Date: April 10, 1995

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                                 EXHIBIT INDEX

Exhibit No.                        Description
- -----------                        -----------
Exhibit 99.39 Order of the ICC, served April 6, 1995, setting the final terms of a previously imposed condition to Union Pacific's exercise of control over the Company's railroad subsidiaries.

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